

July 23, 2018

Roger Ralston
Chief Executive Officer
DIRECTVIEW HOLDINGS INC
21218 Saint Andrews Blvd., Suite 323
Boca Raton, FL 33433

      Re: DIRECTVIEW HOLDINGS INC
           Preliminary Information Statement on Schedule 14C
           Filed July 6, 2018
           File No. 000-53741

Dear Mr. Ralston:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Division of Corporation Finance
                Office of Telecommunications